Exhibit 5.1

THOMAS A. COLL

+1 858 550 6013

collta@cooley.com

March 28, 2019

Bionano Genomics, Inc.

9540 Towne Centre Drive, Suite 100

San Diego, CA 92121

Ladies and Gentlemen:

You have requested our opinion, as counsel to Bionano Genomics, Inc., a Delaware corporation (the “Company”) in connection with the filing by the Company of a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission, covering the registration for resale of (i) 341,923 shares (the “Shares”) of the Company’s common stock, par value $0.0001, issued to Aspire Capital Fund, LLC (“Aspire”), and (ii) up to 1,676,348 shares of the Company’s common stock, par value $0.0001 (the “Agreement Shares”) that may be issued from time to time pursuant to a common stock purchase agreement dated March 14, 2019 (the “Purchase Agreement”), by and between the Company and Aspire.

In connection with this opinion, we have examined and relied upon (a) the Registration Statement and related prospectus, (b) the Company’s Amended and Restated Certificate of Incorporation and the Company’s Amended and Restated Bylaws, each as currently in effect, (c) the Purchase Agreement and (d) the originals or copies certified to our satisfaction of such other records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below.

We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies, the accuracy, completeness and authenticity of certificates of public officials; and the due authorization, execution and delivery of all documents by all persons other than the Company where authorization, execution and delivery are prerequisites to the effectiveness of such documents. As to certain factual matters, including without limitation the receipt by the Company of the purchase price for the Shares as provided in the Purchase Agreement, we have relied upon a certificate of an officer of the Company and have not sought independently to verify such matters.

Our opinion is expressed only with respect to the General Corporation Law of the State of Delaware. We express no opinion to the extent any other laws are applicable to the subject matter hereof and express no opinion and provide no assurance as to compliance with any federal or state securities law, rule or regulation.

With regard to our opinion in clause (ii) below concerning the Agreement Shares, we have assumed that all Agreement Shares issuable pursuant to the Purchase Agreement are issued on the date hereof (notwithstanding any conditions or limitations restricting such exercise or issuance set forth in the Purchase Agreement).

COOLEY LLP    4401 EASTGATE MALL    SAN DIEGO, CA 92121

T: (858) 550-6000    F: (858) 550-6420    COOLEY.COM

Bionano Genomics, Inc.

March 28, 2019

Page Two

On the basis of the foregoing, and in reliance thereon, we are of the opinion that (i) the Shares are validly issued, fully paid and non-assessable and (ii) upon issuance and delivery of the Agreement Shares by the Company in accordance with the terms of the Purchase Agreement, including, without limitation, the payment in full of the applicable consideration therefor, the Agreement Shares will be validly issued, fully paid and non-assessable.

We consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement and in the related prospectus and to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley LLP

By:	/s/ Thomas A. Coll
Thomas A. Coll

COOLEY LLP    4401 EASTGATE MALL    SAN DIEGO, CA 92121

T: (858) 550-6000    F: (858) 550-6420    COOLEY.COM